Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The Shareholders of Suzano S.A. (“Suzano” or “Company”) are hereby invited, pursuant to art. 124 of Law No. 6,404/1976, as amended (“Brazilian Corporation Law”), to attend the Extraordinary General Meeting to be held on October 25, 2021, at 09:00 a.m. (“EGM”), exclusively in electronic form, pursuant to item I, paragraph 2 of art. 4 and paragraphs 2 and 3 of art. 21-C of CVM Instruction No. 481/09, of December 17, 2009, as amended (“ICVM 481/09”), to resolve on the full offsetting of the Company’s accumulated losses, as recorded in the Financial Statements for the year ended December 31, 2020, amounting to R$ 3,926,014,830.11, by partially deducting the balance of retained earnings ascertained in the 1st semester of 2021, as recorded in the quarterly financial statements dated June 30, 2021, which totaled R$ 7,277,866,773.05, all pursuant to the Company’s Management Proposal:

It is available to Shareholders, at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br), (a) the Management Proposal; and (b) the Shareholder’s Manual for Attendance, containing instructions for participating in the EGM and the Distance Voting Ballot template for the EGM.

General Instructions

Pursuant to ICVM 481/09, the participation of Shareholders in the EGM may be done through a digital platform to be made available by the Company for access on the day and time of the EGM or through the distance voting ballots. The guidelines and procedures applicable to both participation manners above mentioned, as well as other instructions related to the EGM, are detailed in the Shareholder’s Manual for Attendance mentioned above, which is available at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

In order to participate in the EGM, Shareholders must submit to the Company a request for access accompanied by the following documents, pursuant to Article 126 of the Brazilian Corporation Law and as further detailed in the Shareholder’s Manual for Attendance: (i) proper identity document of the shareholder or its representative; (ii) proof issued by the financial institution depositary of the book-entry shares or in custody of its ownership; (iii) documents proving the powers of the legal representative of the legal entity shareholder or of the manager or administrator, in the case of investment funds; and (iv) power of attorney, duly regularized in the form of law, in the event of representation of the shareholder by an attorney-in-fact.

The request for access and the documents indicated above must be sent to the Company up to 48 hours prior to the EGM, that is, until 09:00 a.m. on October 23, 2021, by e-mail, to the address ri@suzano.com.br, with copy to societario@suzano.com.br.

Notwithstanding the possibility of participating in the EGM by electronic means, the Company recommends that the Shareholders exercise their voting rights by means of the distance voting ballot. In this case, up to and including October 18, 2021, shareholders must send their voting instructions, delivering the respective distance voting ballots: (i) to the Company’s bookkeeper; (ii) to their respective custody agents, in the case of shareholders holding shares deposited in a central depository; or (iii) directly to the Company, in accordance with the provisions set forth by ICVM 481/09 and the procedures described in the distance voting ballot made available by the Company.

Guidance concerning the procedures for attendance and voting at the Meeting, as well as other instructions related to the EGM, are detailed in the Shareholders’s Manual for the Attendance.

São Paulo, September 24, 2021.

David Feffer

Chairman of the Board of Directors